

07006902

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 26 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______ MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Management L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz + Chez L.L.P.
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
152
SECTION

HIGHLAND CAPITAL MANAGEMENT, L.P.
(An Illinois Limited Partnership)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2006

OATH OR AFFIRMATION

I, Jeff O'Brien, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Highland Capital Management, L.P.** as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Signature

Title

Janet M. Herr

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Partners' Capital
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Highland Capital Management, L.P. (an Illinois Limited Partnership) as of December 31, 2006, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Capital Management, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
January 31, 2007

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash in bank	$	13,620
Equities owned, at market		34,223,853
Other assets		18,509
TOTAL ASSETS	$	34,255,982

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Payable to clearing broker	$	11,900,714
Equities sold, not yet purchased, at market		6,704,836
Accrued expenses		8,000
Total Liabilities		18,613,550
PARTNERS' CAPITAL		
General partner		420,143
Limited partners		15,222,289
Total Partners' Capital		15,642,432
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	34,255,982

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES		
Firm trading	$	4,418,074
Interest and dividend income		850,545
		5,268,619
Interest and dividend expense	(	1,724,943)
Net Revenues		3,543,676
EXPENSES		
Commissions, floor brokerage and exchange fees		210,226
Communications and publications		23,417
Professional fees		14,395
Office rent		15,600
Clerks		159,905
Other		27,166
Total Expenses		450,709
NET INCOME	$	3,092,967

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2006

	General Partner	Limited Partners	Total
Partners' capital at December 31, 2005	$ 212,813	$ 9,357,977	$ 9,570,790
Partners' contributions	-	4,485,927	4,485,927
Partners' withdrawals	(884,541)	(622,711)	(1,507,252)
Net income	1,091,871	2,001,096	3,092,967
Partners' capital at December 31, 2006	$ 420,143	$ 15,222,289	$ 15,642,432

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net income	$	3,092,967
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Securities owned, net	(	4,516,843)
Increase (decrease) in operating liabilities:		
Accrued expenses		2,414
Net payable to clearing broker	(	1,552,116)
Total Adjustments	(	6,066,545)
NET CASH USED IN OPERATING ACTIVITIES	(	2,973,578)
FINANCING ACTIVITIES		
Partners' capital contributions		4,485,927
Partners' capital withdrawals	(	1,507,252)
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,978,675
NET INCREASE IN CASH		5,097
CASH BALANCE, BEGINNING OF YEAR		8,523
CASH BALANCE, END OF YEAR	$	13,620
Supplemental Cash Flow Information:		
Cash payments for interest during the year	$	1,724,861
Cash payments for taxes during the year	$	-0-

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

(1) NATURE OF BUSINESS

Highland Capital Management, L.P. (the "Company") is a limited partnership formed under the Illinois Revised Uniform Limited Partnership Act to trade and invest in securities and is a registered securities broker-dealer and member of the Chicago Stock Exchange.

(2) SUMMARY OF SIGNIFICANT POLICIES

Securities owned and securities sold, not yet purchased, are carried at quoted market values. Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) LIMITED PARTNERSHIP AGREEMENT

The income or loss of the Company is allocated among the partners based on their capital accounts at the beginning of each accounting period, in accordance with the partnership agreement.

The General Partner, Glenfinnen Capital, L.L.C., receives a special allocation of profits based on quarterly profits earned on funds contributed by Limited Partners. The General Partner's allocation amounts to 40% of quarterly profits exceeding a high water mark.

(4) INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual partners.

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stock.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2006, the Company had no open derivative financial instruments.

In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

At December 31, 2006, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, Goldman Sachs. Management does not consider any credit risk associated with this net receivable to be significant.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of approximately $10,080,898 which exceeded requirements by approximately $9,980,898. The Company's net capital ratio was less than 1 to 1.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006
(Continued)

(7) OPERATING LEASES

The Company has signed an office space lease on a month to month basis. The total rent paid during the year ended December 31, 2006 was $15,600.

(8) SUBSEQUENT EVENTS

Between January 1, 2007 and January 31, 2007, there were Limited Partner contributions and withdrawals of $1,176,171 and $445,143 respectively.

SUPPLEMENTARY INFORMATION

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

**COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2006

NET CAPITAL		
Partners' capital		$ 15,642,432
LESS:		
Non-allowable assets		
Other assets		(10,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		15,632,432
Haircuts on securities		
Trading and investment securities haircuts	$ 4,426,487	
Undue concentration charges	1,125,047	(5,551,534)
NET CAPITAL		$ 10,080,898
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6-2/3% of aggregate indebtedness or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 9,980,898
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 8,000
TOTAL AGGREGATE INDEBTEDNESS		$ 8,000
Percentage of aggregate indebtedness to net capital		<1%

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as filed.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of
Highland Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Highland Capital Management, L.P. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Highland Capital Management, L.P., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Highland Capital Management, L.P., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2006, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
January 31, 2007

END